Via Facsimile and U.S. Mail
Mail Stop 6010

January 12, 2006

Mr. Stephen M. Tuuk
President and Chief Executive Officer
Professionals Direct, Inc.
161 Ottawa Avenue, N.W., Suite 607
Grand Rapids, Michigan   49503

Re: Professionals Direct, Inc.
Form 10-KSB for fiscal year ended December 31, 2004
Filed March 30, 2005
Schedule 14A
Filed April 19, 2005
File No. 000-49786

Dear Mr. Tuuk:

We have completed our review of your Form 10-KSB and of your Schedule 14A and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief